UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Nasdaq Determination Letter

On February 11, 2025, Lytus Technologies Holdings PTV. Ltd. (the “Company”) received a determination letter (the “Letter”) from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) which requires listed companies to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to Listing Rule 5810(c)(3)(A)(iv) the Company is not eligible for any compliance period specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. On February 23, 2024, the Company effected a 1 for 60 reverse stock split.

Pursuant to the Letter, unless the Company requests a hearing to appeal this determination by 4:00 p.m. Eastern Time on February 18, 2025, the Company’s common shares will be delisted from The Nasdaq Capital Market, trading of the Company’s common shares will be suspended at the opening of business on February 20, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

On February 12, 2025, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the Letter received on February 11, 2025. A hearing request will stay the suspension of trading of the Company’s common shares, and the Company’s common shares will continue to trade on The Nasdaq Capital Market until the hearing process concludes and the Panel issues a written decision.

There can be no assurance that the Panel will grant the Company’s request for a suspension of delisting or continued listing on The Nasdaq Capital Market. If the Company’s common shares ceases to be listed for trading on The Nasdaq Capital Market, the Company would expect that its common shares would be traded on one of the three tiered marketplaces of the OTC Markets Group.

Other Events

On February 6, 2025, the Company issued a press release announcing that it is strengthening its position in the high-growth HealthTech sector through Lytus Healthcare, its fully owned subsidiary that is dedicated to revolutionizing patient care and healthcare accessibility in India. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The information included in this Form 6-K, including Exhibit 99.1, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall this Form 6-K and Exhibit 99.1 be incorporated by reference into the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such future filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated February 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2025	Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
		Name:	Dharmesh Pandya
		Title:	Chief Executive Officer

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